UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       February 2003

              File No.    0-49947

Toby Ventures Inc.

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

1.

Unaudited Quarterly Financial Statements for the Period Ended September 30, 2002

2.

Notice of the Meeting and Record Date issued February 18, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.         FORM 20-F  ___X__         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused  this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Toby Ventures Inc.

(Registrant)

Dated March 26, 2003           /s/ Christopher Dyakowski, Director

TOBY VENTURES INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

(UNAUDITED)

NOTICE TO READER

BALANCE SHEET

STATEMENT OF DEFERRED EXPLORATION COSTS

STATEMENT OF LOSS AND DEFICIT

STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

TOBY VENTURES INC.

BALANCE SHEET AS AT SEPTEMBER 30, 2002

(UNAUDITED – SEE NOTICE TO READER)

ASSETS

	Sept. 30, 2002	Dec. 31, 2002
CURRENT
Cash	$ 133,253	$ 337,036
GST receivable	15,710	8,041
Advances and prepayment	-	35,208

RECLAMATION BOND (Note 3)	5,011	5,086

CAPITAL ASSETS, at cost net of accumulated Amortization of $1,157 (2001 - $718)	2,408	1,055

MINERAL PROPERTIES (Note 4)	31,212	20,012

DEFERRED EXPLORATION COSTS	308,522	125,331
	$ 496,116	$ 531,769

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 963	$ 4,794
Due to related parties (Note 6)	22,386	2,503
	23,349	7,297

SHAREHOLDERS EQUITY

SHARE CAPITAL (Note 5)	620,593	620,593

DEFICIT	(147,826)	(96,121)
	472,767	524,472

	$ 496,116	$ 531,769

APPROVED BY THE DIRECTORS:

“Chris Dyakowski”

“William Schmidt”

The accompanying notes are an integral part of these financial statements.

TOBY VENTURES INC.

STATEMENT OF DEFERRED EXPLORATION COSTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2002

(UNAUDITED – SEE NOTICE TO READER)

	3 months ended Sept 30,		9 months ended Sept. 30,
SADIM PROPERTY	2002	2001	2002	2001

Drilling	$ 22,285	$ -	$ 93,865	$ -
Sampling and assaying	1,801	-	2,977	-
Consulting, geological and geophysical services	5,935	-	10,935	-
Transport, supplies and support cost	13,882	-	14,198	-
Reports, mapping and filing fees	19,469	-	19,742	120
Project management and field supervision fees	35,479	-	41,474	-

DEFERRED EXPLORATION COSTS FOR THE PERIOD	98,851	-	183,191	120

DEFERRED EXPLORATION COSTS, BEGINNING OF PERIOD	209,671	101,264	125,331	101,144

DEFERRED EXPLORATION COSTS, END OF PERIOD	$ 308,522	$ 101,264	$ 308,522	$ 101,264

The accompanying notes are an integral part of these financial statements.

TOBY VENTURES INC.

STATEMENT OF LOSS AND DEFICIT

FOR THE PERIOD ENDED SEPTEMBER 30, 2002

(UNAUDITED – SEE NOTICE TO READER)

	3 months ended Sept 30,		9 months ended Sept. 30,
	2002	2001	2002	2001
REVENUE
Interest	$ 52	$ 42	$ 180	$ 168

EXPENSES
Advertising and promotion	134	275	713	496
Amortization	146	113	439	339
Consulting Fees	-	-	9,217	1,000
Interest and bank charges	-	-	3	62
Management Fees	7,500	7,500	22,500	22,500
Office and miscellaneous	1,636	2,487	2,644	4,912
Professional fees	3,475	2,950	9,834	13,468
Transfer agent and regulatory fees	837	-	6,535	5,577
	13,728	13,325	51,885	48,354

NET LOSS FOR THE PERIOD	(13,676)	(13,283)	(51,705)	(48,186)

DEFICIT, BEGINNING OF PERIOD	(134,150)	(63,193)	(96,121)	(28,290)

DEFICIT, END OF PERIOD	$ (147,826)	$ (76,476)	$ (147,826)	$ (76,476)

The accompanying notes are an integral part of these financial statements.

TOBY VENTURES INC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED SEPTEMBER 30, 2002

(UNAUDITED – SEE NOTICE TO READER)

	3 months ended Sept 30,		9 months ended Sept. 30,
	2002	2001	2002	2001
OPERATING ACTIVITIES

Net loss for the period	$ (13,676)	$ (13,283)	$(51,705)	$ (48,186)

Add items not involving cash: Amortization	146	113	439	339

Cash provided (used) by net changes In non-cash working capital items	9,702	4,140	43,591	9,465
	(3,828)	(9,030)	(7,675)	(38,382)

FINANCING ACTIVITIES

Issue of shares for cash	-	-	-	10,000
	-	-	-	(31,086)
	-	-	-	(21,086)

INVESTING ACTIVITIES

Deferred exploration costs	(98,851)	-	(183,191)	(120)
Acquisition of mineral properties	-	-	(11,200)	-
Acquisition of capital assets	-	-	(1,792)	-
Reclamation bond	203	-	75	-
	(98,648)	-	(196,108)	(120)

DECREASE IN CASH	(102,476)	(9,030)	(203,783)	(59,588)

CASH, BEGINNING OF PERIOD	235,729	17,865	337,036	68,423

CASH, END OF PERIOD	$ 133,253	$ 8,835	$ 133,253	$ 8,835

The accompanying notes are an integral part of these financial statements.

TOBY VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

NINE MONTHS TO SEPTEMBER 30, 2002

(UNAUDITED – SEE NOTICE TO READER)

1. NATURE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Mineral Properties

The Company records its interests in mineral properties at cost. All direct costs relating to the acquisition of these interest are capitalized until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized on the unit of production basis over the proven reserves of the related property following commencement of production. Proceeds received, as a result of the sale of a mineral property, will be applied first against the book value of the property, and any excess will be set off against deferred exploration costs.

b) Exploration Costs

Exploration costs relating to mineral properties are deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis, or until the properties are abandoned or sold, at which time the deferred costs are written off.

The amounts shown as mineral properties and deferred exploration costs represent unamortized costs to date and do not necessarily reflect present or future values.

c) General and Administrative Expenses

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

d) Fair Market Value of Financial Instruments

The carrying value of cash, GST recoverable, advances and prepayments, accounts payable and accrued liabilities, and amount due to or from related parties approximate fair market value because of the short maturity of these instruments.

e) Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas require the use of management estimates relate to the determination of impairment of mineral property and deferred exploration costs. Actual results could differ from those estimates.

f) Amortization

Capital assets are amortized over their estimated useful lives at 30% declining balance. Further, only one-half of the amortization is taken on assets acquired during the period.

g) Loss Per Share

The loss per share is not presented as this information is not considered meaningful at the Company’s current stage of operations.

h) Stock-based Compensation

No compensation expense is recognized when stock options are issued to directors and employees. Any consideration paid on exercise of stock options is credited to share capital.

3. RECLAMATION BOND

The Company has placed $5,000 in a term deposit which is being held as a security reclamation bond for work being done on the Sadim Property.

4. MINERAL PROPERTIES

Sadim Property

Pursuant to an agreement dated August 22, 2000, the Company was granted an option to acquire a 100% undivided interest in four mineral claims (Sadim 1,2,3 and 4) in the Similkameen Mining Division, in the Province of British Columbia. The claims are subject to a 3% net smelter returns. As consideration, the Company paid $17,000. The Company abandoned the Sadim 2 mineral claim and subsequently restaked it as “Rum”, consisting of twelve units, at a cost of $2,472.

Mining Units

The Company had applied for and obtained 112 claims units comprising of 5,730 hectares located in Northern Quebec. The application costs involved amount to $11,200.

5. SHARE CAPITAL

a) Authorized

20,000,000 Common shares without par value.

b) Issued and fully paid

	Number Of Shares	Amount
Balance, December 31, 2000	3,193,332	$ 228,250

Issued for cash	133,333	10,000
Issued pursuant to a prospectus	2,000,000	500,000
Share issuance costs	-	$ (117,657)

Balance, December 31, 2001 and September 30, 2002	5,326,665	$ 620,593

c) Shares Held In Escrow

As at September 30, 2002, 1,370,000 (2001-1,826,665) shares of the Company are subject to escrow agreements and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon.

d) Agent’s Warrants

In connection with the prospectus issuance of 2,000,000 common shares of the Company at $0.25 per share, a non-transferable warrant was granted to the agent to purchase up to 500,000 common shares at $0.25 per share. The agent’s warrant will expire on November 15, 2002.

e) Stock Options

Pursuant to agreements, stock options were granted to the directors and officers of the Company to acquire in total 399,000 shares at $0.25 per share. The options are exercisable for a period of two years to September 12, 2003.

6. DUE TO OR FROM RELATED PARTIES

The amount due to or from related parties is non-interest bearing, unsecured, with no fixed terms of repayment.

7. RELATED PARTY TRANSACTIONS

a) During the period the Company paid $22,500 (2001-$22,500) for management fees, and $32,947

(2001–Nil) for project management and field supervision fees to a company controlled by a director.

b) During the period the Company paid $3,319 (2001-$12,170) for legal fees and disbursements to a law firm of a director.

c) During the period the Company paid Nil (2001-$1,000) for consulting fee to a company belonging to an officer of the Company.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs:

a) Breakdown of expenditures by major category:

- See Schedule A - Financial Statements

2. Related party transactions:

a) Expenditures made to parties not at arm’s length:

See Schedule A – Notes to Financial Statements – Note 7

3. Securities issued and options granted during the period:

a) Securities issued during the period:

Issue Date	Type of Issue	Quantity	Price	Proceeds
-	-	-	-	-

b) Options granted during the period:

Issue Date	Type of Issue	Quantity	Price	Proceeds
-	-	-	-	-

See Schedule A – Notes to Financial Statements – Note 5 (e)

4. Securities at the end of the reporting period:

a) Authorized and issued share capital:

See Schedule A – Notes to Financial Statements

b) Options, warrants and convertible securities outstanding:

See Schedule A – Notes to Financial Statements

c) Shares in escrow of subject pooling:

See Schedule A – Notes to Financial Statements

5. List of the directors and officers

a) List of Directors:

Chris Dyakowski

William Schmidt

Ronald K. Husband

b) List of Officers:

President – Chris Dyakowski

Secretary – Sandra Morton

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for the mineral properties and related deferred costs is dependent upon discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production.

Discussion of Operations and Financial Conditions

During the period the Company expended $98,851 for exploration on the Sadim property in the Similkameen Mining Division and has completed the Stage 1 exploration program on the Sadim property as per the 12 September, 2001 Toby Ventures prospectus.

The Company has not incurred any costs for exploration expenditures on the Quebec properties during the period under review.

The Company did not enter into any material contracts during the period.

There were no legal proceedings against the Company during the period.

Financings, Principal Purposes and Milestones

There are no significant financings, principal purposes and milestones to report upon.

Liquidity and Solvency

	September 30, 2002	December 31, 2001

Deficit	$ 147,826	$ 96,121
Working Capital	$ 125,614	$ 372,988

Subsequent Events

There were no significant subsequent events.

TOBY VENTURES INC.

430 - 580 Hornby Street

Vancouver, B.C. V6C 3B6

(604) 250-2844

February 18, 2003

Quebec Securities Commission

Ontario Securities Commission

Saskatchewan Securities Commission

B.C. Securities Commission

Alberta Securities Commission

Vancouver Stock Exchange

Dear Sirs:

Re: Toby Ventures Inc.

We advise the following with respect to the upcoming meeting of Shareholders for the subject Corporation.

1.	Meeting Type	Annual and Special
2.	Security Description of Voting Issue	Common shares
3.	Cusip Number	888840
4.	Record Date	18 March 2003
5.	Meeting Date	22 April 2003

Yours truly,

TOBY VENTURES INC.

Per: “Christopher Dyakowski”

CHRISTOPHER I. DYAKOWSKI,

director